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                             December 1, 2022

       Pamela Johnson
       Chief Financial Officer
       OppFi Inc.
       130 E. Randolph Street
       Suite 3400
       Chicago, IL 60601

                                                        Re: OppFi Inc.
                                                            Form 10-K filed
March 11, 2022
                                                            Response dated
October 11, 2022
                                                            File No. 001-39550

       Dear Pamela Johnson:

               We have reviewed your October 11, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 28, 2022 letter.

       Form 10-K filed March 11, 2022

       Note 18. Earnings Per Share, page 130

   1.                                                   Please refer to comment
2. Given the quantitative significance of the error to diluted earnings per share,
among other factors, we disagree with the Company   s conclusion that
                                                        the errors were not
material. Please amend the applicable periodic filings to present restated financial
statements reflecting the correction of an error in accordance with ASC
                                                        250, file a Form 8-K
Item 4.02, and reconsider whether there was a deficiency in the internal control over
financial reporting that was a material weakness which is required to be disclosed.
 Pamela Johnson
OppFi Inc.
December 1, 2022
Page 2

        You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 if you have any questions.



FirstName LastNamePamela Johnson                        Sincerely,
Comapany NameOppFi Inc.
                                                        Division of Corporation
Finance
December 1, 2022 Page 2                                 Office of Finance
FirstName LastName